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Jill Schriefer · 2nd

Safe phone service for families living with Alzheimer's & other memory issues, including repeat & late-night calls

Dallas/Fort Worth Area · 315 connections · **Contact info**

 **University of North T**

Experience



Co Founder; Chief Customer Officer
teleCalm
Jan 2016 – Present · 4 yrs 9 mos
Dallas/Fort Worth Area

At teleCalm, we have developed the first phone service platform for the 5.3 million seniors living with Alzheimer's and other dementias. The teleCalm wireless desk phone is easy to set up and solves the phone-related challenges for families affected by this disease.

We understand the importance of keeping loved ones in contact with friends and family, which boosts their emotional and physical well-being. teleCalm helps seniors retain the dignity and confidence to continue living in place, while reducing everyday stress for their caregivers.

...see mor

  **teleCalm - Your parent's phone...**

 ### Grants Manager
Girl Scouts of Northeast Texas
Mar 2015 – Sep 2016 · 1 yr 7 mos

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ask amounts, and prioritizing prospects for grant



SPCA of Texas
8 yrs 9 mos



Manager, Foundation and Corporate Partnership
May 2012 – Mar 2015 · 2 yrs 11 mos
Jan Rees-Jones Animal Care Center; Dallas, TX

The SPCA of Texas is the leading animal welfare a
36,000 active donors and an annual operating bud
• Create, manage and implement multi-year grant
foundations, municipal grants and multi-agency p



Annual Appeals Manager
Jul 2006 – May 2012 · 5 yrs 11 mos
Jan Rees-Jones Animal Care Center; Dallas, TX

• Managed $2 million Direct Mail program, includir
mailing list development and reporting.
• As Raiser's Edge database administrator, mainta
active donors and served as trainer and mentor to



Trade Show Coodinator
IDEATIVE Product Ventures, Inc.
Mar 2002 – Mar 2010 · 8 yrs 1 mo
Carrollton, TX

Ideative, Inc. is a consumer electronics company
an emphasis on simplifying technology.
• Managed trade show budgeting and presentations for product launches at International
Consumer Electronics Show, CeBIT (computer expo in Hanover, Germany), National ...see mor



Director of Resource Development
Texans Can Academies
Jan 2003 – Jul 2006 · 3 yrs 7 mos
Dallas/Fort Worth Area

Texans Can! Is a non-profit organization operating public charter high schools throughout the
state, with an annual operating budget of $35 million.
• Researched, strategized and submitted proposals with a combined value of $11 million
annually for corporate, foundation and government funding.   ...see mor

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University of North Texas
MBA, Marketing
1992 – 1993
Activities and Societies: Phi Chi Theta academic fr

University of North Texas
BBA, Marketing
1987 – 1991
Activities and Societies: Phi Chi Theta academic fr

Semester abroad in London sophomore year

Licenses & Certifications

Certificate in Nonprofit Management
Center for Nonprofit Management - Texas
Issued 2013 · No Expiration Date

See credential

Certificate in Outcomes-Based Program Ev
Center for Nonprofit Management - Texas
Issued 2013 · No Expiration Date

See credential

Volunteer Experience

Walk to End Alzheimer's, Dallas Chair 2019
Dallas & Northeast Texas Chapter of the Alzheimer's Association

Walk to End Alzheimer’s is the world’s largest event to raise awareness and funds for Alzheimer’s care, support and research. Join me on October 5th at Dallas City Hall Plaza. Together, we can end Alzheimer's!

American Legion Post 453 annual Girl Scout cookie distribution
The American Legion
Jan 2015 • 1 mo
Children

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Crew assisting Joplin Humane Society ado
ASPCA
May 2011 • 1 mo
Animal Welfare

Volunteer for 2-day adoption event to help find ho
Joplin Missouri.

Skills & Endorsements

Program Management · 7

 Endorsed by **4 of Jill's colleagues at SPCA of Texas**

Grant Management · 1

Endorsed by **Tonie Howard, who is highly skilled
at this**   

Nonprofits · 19

Endorsed by **James Bias and 2 others who are
highly skilled at this**   

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